SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL	TELEPAR CELULAR S.A.
PARTICIPAÇÕES S.A.

CORPORATE TAXPAYER IDENTIFICATION	CORPORATE TAXPAYER IDENTIFICATION
n° 02.558.115/0001-21	n° 02.332.397/0001-44
NIRE Registry n° 4130001760-3	NIRE Registry n° 41300038228
A Publicly-Traded Company	A Publicly-Traded Company

TELESC CELULAR S.A.	CTMR CELULAR S.A.

CORPORATE TAXPAYER IDENTIFICATION	CORPORATE TAXPAYER IDENTIFICATION
n° 02.334.700/0001-48	n° 02.432.056/0001-40
NIRE Registry n° 42300024244	NIRE Registry n° 43300036596

MATERIAL FACT
AND NOTICE TO THE DEBENTURE-HOLDERS
OF TIM Sul S.A.
(NEW DENOMINATION OF TELEPAR CELULAR S.A.)

Tele Celular Sul Participações S.A. and TIM SUL S.A. (“TIM Sul” or the “Company”), formerly denominated TELEPAR CELULAR S.A., hereby, based on the provisions set forth on the fourth paragraph of art 157 of Law No. 6,404/76, and the Brazilian Securities and Exchange Commission – CVM (“CVM”) Instruction No. 358/02, with the amendments made by CVM Instruction No. 369/02, discloses to their shareholders, debenture-holders and to the market in general and other interested parties, that, in accordance with a decision of TIM Sul’s shareholders, in an Extraordinary Shareholders’ Meeting held on July 31st, 2003; (i) approval was given to the merger of CTMR CELULAR S.A. (“CTMR”) and TELESC CELULAR S.A. (“TELESC”) by TIM Sul, through approval of the evaluation reports on the aforementioned companies incorporated, and the merger was also declared effective, in the terms of the Agreement of Merger, between TELEPAR, TELESC and CTMR, dated as of July 14th, 2003; and (ii) approval was given to changing the Company’s name; — henceforth the Company will be called TIM Sul S.A., in accordance with the current wording of article 1st of TIM Sul’s By-laws, approved by the Extraordinary Shareholders’ Meeting mentioned above.

The merger of CTMR and TELESC by the Company was informed to the market through the Notice of a Material Fact published on July 15th, 2003, which describes the principal terms and conditions of the operation now effected.

Curitiba, July 31, 2003

Paulo Roberto Cruz Cozza	Alvaro P. de Moraes Filho
Director for Investor Relations	Director for Investor Relations
TELE CELULAR SUL	TIM Sul S.A.
PARTICIPAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: August 01, 2003	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer